UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

  (Check One):
  [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR

                         For Period Ended: 6/30/96
                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR

 |                                                                           |
 | Read Instruction (on back page) Before Preparing Form. Please Print or    |
 | Type.                                                                     |
 | Nothing in this form shall be construed to imply that the Commission has  |
 | verified any information contained herein.                                |
 |

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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 PART I - REGISTRANT INFORMATION

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 Full Name if Applicable

 ETHIKA CORPORATION
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 Former Name if Applicable

 Dixie National Corporation
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 Address of Principal Executive Office (Street and Number)

 107 The Executive Center, Hilton Head Island, SC 29928
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 City, State and Zip Code


 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |       (a) The reasons  described in reasonable  detail in Part III of
       |       this form could not be eliminated without  unreasonable  effort
       |       or expense;
       |
       |       (b) The subject annual report,  semi-annual report,  transition
       |       report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions
       |       thereof,  will be filed on or before the fifteenth calendar day
  [X]  |       following the  prescribed  due date,  or the subject  quarterly
       |       report of transition  report on Form 10-Q,  or portion  thereof
       |       will be filed on or before the fifth calendar day following the
       |       prescribed due date; and
       |
       |       (c) The  accountant's  statement or other  exhibit  required by
       |       Rule 12b-25(c) has been attached, if applicable.

 PART III - NARRATIVE

 State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                Additional time needed to compile information.
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

 PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification.

       David E. Williams                803             785-7850
  ------------------------------    -----------  -------------------------
           (Name)                   (Area Code)      (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
      filed? If answer is no, identify reports            [X] Yes     [ ] No

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 (3)  Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                    [X] Yes     [ ] No

      If  so,  attach  an  explanation  of  the   anticipated   change,   both
      narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Significant changes in the results of operations will result from the sale in October 1995 of the registrant's life insurance subsidiary which constituted substantially all of the registrant's assets and operations. The registrant anticipates a loss for the six-months ended June 30, 1996 of approximately $550,000, compared to a loss of $5,094,994 for the comparable period in 1995.
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           ETHIKA CORPORATION (formerly Dixie National Corporation)
         ------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

 Date: August 14, 1996              By:/s/DAVID E. WILLIAMS
 ----------------------             --------------------
                                    David E. Williams

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

 1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

 2. One signed original and four conformed copies of this form and amendments must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

 4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

 5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201) of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).